August 10, 2015

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in the Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

To Whom it May Concern:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that AVINTIV Specialty Materials Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the period ended June 30, 2015, which was filed with the Securities and Exchange Commission on August 10, 2015.

Respectfully submitted,

AVINTIV Specialty Materials Inc.

By: /s/ April Miller Boise
Name: April Miller Boise
Title: Senior Vice President, General Counsel & Secretary

9335 Harris Corners Parkway • Suite 300 • Charlotte, NC 28269
704.697.5100 • 704.697.5121 (FAX) • WWW.AVINTIV.COM